UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of September, 2017

Commission File No.: 001-37408

DHX MEDIA LTD.

(Translation of the registrant’s name into English)

1478 Queen Street

Halifax, Nova Scotia, Canada

B3J 2H7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40- F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

See the Exhibit Index hereto for a list of the documents attached hereto and forming a part of this Form 6-K.

The Audited Combined Carve-Out Financial Statements of the entertainment segment of Iconix Brand Group, Inc. included as Schedule A to the document listed in the Exhibit Index below as Exhibit 99.1 are hereby incorporated by reference into the Registration Statement of DHX Media Ltd. on Form S-8 (File No. 333-208591) and into the Registration Statement of DHX Media Ltd. on Form S-8 (File No. 333-207194), each as may be amended or supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHX Media Ltd.

Date: September 19, 2017	By:	/s/ Mark Gosine
Name: Mark Gosine
Title: Corporate Secretary

FORM 6-K EXHIBIT INDEX

Exhibit	Description
99.1	Business Acquisition Report dated September 13, 2017 with respect to the acquisition of Peanuts and Strawberry Shortcake
99.2	Consent of BDO USA, LLP